
INTERNATIONAL HEALTH PARTNERS
INTERNATIONAL
HEALTH
PARTNERS INC.

July 6, 2005


05009947

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Attention: Office of International Corporate Finance

Dear Sirs:

Re: File No. 82-4868 - International Health Partners Inc. (formerly Canadian Dental Partners Inc.)

Please accept, for filing, the following documents that include information required to be made public:

- News Release #05-01 dated February 2, 2005
- News Release #05-02 dated May 9, 2005
- News Release #05-03 dated June 7, 2005
- 2005 First Quarter Report for the period September 30, 2004
- 2005 Second Quarter Report for the period December 31, 2004
- 2005 Third Quarter Report for the period March 31, 2005
- Notice of Change of Auditor
- Letter by Buchanan Barry, former auditor
- Letter by BDO Dunwoody LLP, new auditor.

Should you have any questions or require further information, please do not hesitate to call me at (403) 264-7664.

Yours truly,
INTERNATIONAL HEALTH PARTNERS INC.

Heidi Nellissen
Assistant Corporate Secretary

-\hn
Encl.
cc: Kevin Blanchette

C:\MyDocuments\IHPCorporate\Securities Commissions\12G Filing\July_06_05

PRESS Release


INTERNATIONAL HEALTH PARTNERS
INTERNATIONAL
HEALTH
PARTNERS
INC.

For Immediate Release
Date: February 2, 2005
Close: February 1, 2005 - $0.045

Trading Symbol: TSX-V: IHP
Shares Outstanding: 15,992,108
Press Release #05-01

INTERNATIONAL HEALTH PARTNERS INC. ANNOUNCES APPOINTMENT OF NEW CEO

CALGARY, ALBERTA, February 2, 2005 - International Health Partners Inc. ("IHP") is pleased to announce that it has appointed Mr. Kevin Blanchette as its new President and Chief Executive Officer. Mr. Blanchette was currently serving as the Chief Operating Officer and has been involved with IHP as a consultant for the past 18 months and brings considerable experience to the management team.

Mr. David B. McQuaig, who previously served as President and CEO, has been appointed by the Board of Directors to the role of Managing Partner to assist with this transition. Mr. McQuaig has been with the Company since its inception and was supportive of the current organizational changes.

IHP President and CEO Kevin Blanchette states, "IHP has established a solid base as a Practice Management Company and I am looking forward to working with the team to grow our company".

Additionally, International Health Partners Inc. is pleased to announce the appointment of Ms. Theresa Kelman as its new Dental Operations Manager. Ms. Kelman brings over 10 years of Dental Management experience to the IHP team and is a welcome addition.

The Board also granted 545,000 stock options to its Directors, Officers, Employees and a Consultant under terms of an Incentive Stock Option Plan approved by shareholders at the Company's Annual and Special Meeting of Shareholders on December 9, 2004. The stock options have a term of 5 years and are exercisable at a price of $0.05.

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental facilities. The Company operates a chain of modern health facilities that provide primary medical and dental services in the province of Alberta.

IHP is currently involved in formal discussions for additional acquisition opportunities.

On Behalf of the Board of Directors
INTERNATIONAL HEALTH PARTNERS INC.

- 30 –

To find out more about International Health Partners Inc. (TSX - V:IHP) visit our website at www@ihp.ca. Investor inquiries, please call Toll-Free 1-877-664-6663 or e-mail investor@IHP.ca.

For media inquiries, please contact: **David B. McQuaig, Managing Partner**
International Health Partners Inc.
Tel.: 403-264-7664

File No. 82-4868

PRESS *Release*


INTERNATIONAL
HEALTH
PARTNERS
INC.

FOR IMMEDIATE RELEASE PR#05-02

INTERNATIONAL HEALTH PARTNERS INC.
APPOINTS NEW DIRECTORS

CALGARY, ALBERTA, May 9, 2005 - International Health Partners Inc. (TSXV: IHP) ("IHP or the "Company") is pleased to announce that it has appointed Mr. Steven J. Anderson and Mr. Dimitrios Leonidas to join its Board of Directors.

Mr. Steven Anderson, Southlake, Texas, is the Founder and President of The Crown Council, a North American association of leading dental teams that subscribe to the highest level of patient care. Mr. Anderson built one of the largest practice management companies in dentistry, Planned Marketing Associates, Inc. (founders of Dental Boot Kamp training programs), and was recently named "Dental Businessman of the Year" by Excellence in Dentistry. His experience brings a valuable perspective on patient communication, marketplace dominance, and practice profitability to IHP.

Mr. Dimitrios (Jim) Leonidas is an engineer and chartered accountant and began his career in the audit department of Coopers & Lybrand. Mr. Leonidas has held management and VP level positions and has a great depth of experience in finance and operations, both domestically and internationally. He is a member of the Institute of Chartered Accountants of Ontario and Alberta and the Canadian Institute of Chartered Accountants.

On April 29, 2005, the Company granted stock options to Mr. Anderson and Mr. Leonidas for a total of 150,000 shares under terms of an Incentive Stock Option Plan approved by shareholders at the Company's Annual and Special meeting of Shareholders on December 9, 2004. The stock options have a term of five years and are exercisable at a price of $0.10.

The Company has accepted the resignation of Mr. Paul E. Grehan from the Board of Directors and would like to thank Mr. Grehan for his valuable contributions to IHP.

International Health Partners Inc. (www.ihp.ca) is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental facilities. The Company operates a chain of modern health facilities that provide primary medical and dental services in the Province of Alberta.

- 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:
Kevin Blanchette, President and CEO
International Health Partners Inc.
Tel.: 403-264-7664; Fax 403-264-7640
investor@ihp.ca

File No. 82-[illegible]

PRESS *Release*


INTERNATIONAL
HEALTH
PARTNERS

INTERNATIONAL HEALTH PARTNERS INC.

FOR IMMEDIATE RELEASE PR#05-03

INTERNATIONAL HEALTH PARTNERS INC. ANNOUNCES PRICING ON ITS PRIVATE PLACEMENT FINANCING

CALGARY, ALBERTA, June 7, 2005 - International Health Partners Inc. (TSXV: IHP) ("IHP or the "Company") announces that offering prices have been agreed to in respect of a non-brokered private placement of up to 3.0 million Units at a price of CDN$0.05 per Unit. Each Unit will consist of one common share and one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to purchase an additional common share of the Company, for a period of two years, at an exercise price of CDN $0.10.

Closing of the private placement, which is currently expected on or about June 30, 2005, is subject to certain conditions as well as the receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange.

The proceeds from the private placement will be used for an expanded capital budget and for general corporate purposes.

International Health Partners Inc. (www.ihp.ca) is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental facilities. The Company operates a chain of modern health facilities that provide primary medical and dental services in the Province of Alberta.

- 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:
Kevin Blanchette, President and CEO
International Health Partners Inc.
Tel.: 403-264-7664; Fax 403-264-7640
investor@ihp.ca


INTERNATIONAL
HEALTH
PARTNERS

INTERNATIONAL
HEALTH
PARTNERS
INC.

2005 First Quarter

Financial Statements

The attached financial statements have been prepared by Management of International Health Partners Inc. and have not been reviewed by an auditor.

 File # 82-4868

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management discussion and analysis contains information concerning the Company's vision, business strategies, capabilities, comparative financial results and overview of Management's outlook for the Company and the industry as at November 24, 2004. The message to shareholders, operations review and financial statements, together with the accompanying note disclosures, also contain valuable information that supplements this discussion. This report should be read in conjunction with the management discussion and analysis dated November 9, 2004 and the Company's 2004 annual report and financial statements.

Overall Performance

Fiscal 2005 is starting out with a continuation of expectations from the fourth quarter 2004. During the first quarter fiscal 2005, efforts undertaken on behalf of the Company both internally and with external service providers were undertaken to resolve issues with the Airdrie acquisition. Simultaneously, the resources available to manage the Company's other clinics suffered due to the focus and time commitment to assimilate the Airdrie clinic into normal operations. This resulted in reduced profitability for those other clinics.

Additional interest, legal and administrative costs were incurred during the first quarter 2005, directly related to assimilating the Airdrie acquisition into the operations of the Company, without the benefit of the anticipated profitability from the clinic acquired.

These efforts, together with a dramatic reduction in the anticipated profits from the Airdrie clinic, combined with reduced profitability from the Company's other clinics, resulted in a first quarter 2005 loss for the Company.

As a result, the Company, its management and directors are continuing to assess its options for moving forward. These options were identified in the annual year-end 2004 management discussion and analysis and are restated here:

(i) Status quo
(ii) Combination with another entity
(iii) Sell existing clinics
(iv) Enter a new business line
(v) Recovery of written off-acquisition
(vi) Other

Results of Operations

There has been no significant changes to the Company's operations during the first quarter 2005 compared to the fourth quarter fiscal 2004. While the Company grew top line sales over the first quarter 2004, not all of these sales will be sustained in subsequent quarters. The Company has ceased operating the Graduate Students Association (GSA) contract as of October 14th, 2004 and the Airdrie clinic is not producing the top line as anticipated. Negotiations continue with the Vendor of the Airdrie clinic to resolve outstanding issues and return value to the Company. External marketing costs have been curtailed on a go forward basis while the Company assesses its options.

As stated in the annual management discussion and analysis at year end fiscal 2004, the Company's new cost structure and the removal of the Airdrie acquisition from future operations requires the Company to pursue various options previously identified to move forward.

MD&A cont'd

Financial Instruments and Other Instruments

The were no changes to the Corporation's financial instruments compared to the 2004 annual management discussion and analysis.

Other

This MD&A contains forward-looking information and readers are cautioned that actual results may differ materially from this information due to factors within and without the Company's control.

This MD&A and Results of Operations should be read in conjunction with the consolidated financial statements and notes for the first quarter ended September 30, 2004, as well as the annual MD&A and consolidated financial statements and notes for the fiscal year end June 30, 2004.

Additional information about International Health Partners Inc. can be found on SEDAR at www.sedar.com. Further, readers are encouraged to visit the Corporation's web site at www.ihp.ca

 File No. 82-4868

CONSOLIDATED BALANCE SHEETS
UNAUDITED
as at September 30, 2004

	Sept. 30 2004	June 30 2004
ASSETS		
Current assets		
Cash held in trust	$ 126,023	$ 126,023
Short-term investments	373,317	653,326
Accounts receivable	444,092	602,971
Prepaid expenses and deposits	148,616	155,110
	1,092,048	1,537,430
Capital assets	1,142,442	1,192,876
Intangible assets	37,968	39,042
Deferred charges	24,280	25,449
Future tax	105,693	105,693
Goodwill	330,214	330,214
	$ 2,732,645	$ 3,230,704
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	$ 86,785	$ 66,342
Accounts payable and accrued liabilities	875,060	894,790
Other accounts payable	126,023	126,023
Deferred revenue	59,044	254,795
Current portion of long-term debt	52,251	69,179
Current portion of capital lease obligations	149,824	184,802
	1,348,987	1,595,931
Long-term debt	906,828	906,828
Capital lease obligations	667,090	672,396
	2,922,905	3,175,155
Shareholders' equity:		
Share capital *(note 2)*	2,817,543	2,818,395
Contributed Surplus	207,524	207,524
Deficit	(3,215,327)	(2,970,370)
	(190,260)	55,549
	$ 2,732,645	$ 3,230,704

See accompanying notes to financial statements.

 File No. 82-4868

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
UNAUDITED
for the three months ended September 30,

	2004	2003
Revenue		
Dental facilities revenue	$ 1,424,909	$ 956,524
Medical facilities revenue	413,506	440,601
Management fees	-	24,385
	1,838,415	1,421,510
Expenses		
Dental, medical and lab fees	861,894	698,833
	976,521	722,677
Other (income) and expenses		
Operating expenses	889,685	577,279
General and administrative	237,033	178,028
Amortization	57,748	54,791
Interest on long-term obligations	39,346	22,241
Other income	(2,334)	(1,563)
	1,221,478	830,776
Net income (loss)	(244,957)	(108,099)
Deficit, Beginning of the period	(2,970,370)	(1,297,715)
Deficit, End of the period	$ (3,215,327)	$ (1,405,814)
Loss per share – basic	$ (0.02)	$ (0.01)
Loss per share – diluted	$ (0.02)	$ (0.01)

See accompanying notes to financial statements.

File No. 82-4868

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

for the three months ended September 30,

	2004	2003
Cash flows from (used in) operating activities:		
Net income (loss)	$ (244,957)	$ (108,099)
Items not involving cash:		
Amortization	57,748	54,791
Services settled with issuance of shares	-	-
Cancellation of shares issued for services	-	(6,000)
	(187,209)	(59,308)
Net change in non-cash working capital relating to operating balances	(50,108)	(77,363)
	(237,317)	(136,671)
Cash flows from (used in) financing activities:		
Issuance of common shares (net of share issue costs)	(852)	-
Payments from convertible debenture (net of repayments)	-	-
Payment of Deferred charges	1,169	(19,090)
Payment of capital lease obligations	(40,284)	(60,241)
Payment of long-term debt	(16,928)	85,533
	(56,895)	6,202
Cash flows from (used in) investing activities:		
Purchase of capital assets	(6,240)	(79,685)
Purchase of intangible assets	-	(5,069)
	(6,240)	(84,754)
Increase (decrease) in cash and cash equivalents	(300,452)	(215,223)
Cash, Beginning of period	713,007	222,527
Cash and cash equivalents, End of Period	$ 412,555	$ 7,304
Cash and cash equivalents consist of:		
Cash (bank indebtedness)	$ (86,785)	$ (145,119)
Cash held in trust	126,023	-
Short-term investments	373,317	152,423
	$ 412,555	$ 7,304

See accompanying notes to financial statements.

(c) BrightSmile Dental Centre Airdrie

(i) On October 22, 2004, the Corporation announced that it commenced discussions to sell the dental clinic located in Airdrie, Alberta, to Dr. S. Rajpal.

(ii) On November 25, 2004, the negotiations between the Corporation and Dr. Rajpal to re-acquire the Airdrie dental clinic have reached an "agreement in principle". Although most terms and conditions have been met, there are still a number of items that have not been resolved at the time of this publishing. Due to the uncertainty of the completion of this agreement, management defers providing details pending a conclusive settlement between the two parties.

(d) Additional Lease Financing

The Corporation has entered into a Lease agreement, starting on January 1, 2005, for dental equipment acquired at the BrightSmile Dental Centre Airdrie. Capital lease principal of $109,451.52 is repayable in monthly installments of $2,017.59, including interest, at 9.76%, due September 1, 2011. This equipment will be utilized in other IHP facilities pending a successful settlement as noted above.

F: le No. 82-4868


INTERNATIONAL
HEALTH PARTNERS
INTERNATIONAL
HEALTH
PARTNERS
INC.

2005 First Quarter
FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management discussion and analysis contains information concerning the Company's vision, business strategies, capabilities, comparative financial results and overview of Management's outlook for the Company and the industry as at November 24, 2004. The message to shareholders, operations review and financial statements, together with the accompanying note disclosures, also contain valuable information that supplements this discussion. This report should be read in conjunction with the management discussion and analysis dated November 9, 2004 and the Company's 2004 annual report and financial statements.

Overall Performance

Fiscal 2005 is starting out with a continuation of expectations from the fourth quarter 2004. During the first quarter fiscal 2005, efforts undertaken on behalf of the Company both internally and with external service providers were undertaken to resolve issues with the Airdrie acquisition. Simultaneously, the resources available to manage the Company's other clinics suffered due to the focus and time commitment to assimilate the Airdrie clinic into normal operations. This resulted in reduced profitability for those other clinics.

Additional interest, legal and administrative costs were incurred during the first quarter 2005, directly related to assimilating the Airdrie acquisition into the operations of the Company, without the benefit of the anticipated profitability from the clinic acquired.

These efforts, together with a dramatic reduction in the anticipated profits from the Airdrie clinic, combined with reduced profitability from the Company's other clinics, resulted in a first quarter 2005 loss for the Company.

As a result, the Company, its management and directors are continuing to assess its options for moving forward. These options were identified in the annual year-end 2004 management discussion and analysis and are restated here:

(i) Status quo
(ii) Combination with another entity
(iii) Sell existing clinics
(iv) Enter a new business line
(v) Recovery of written off-acquisition
(vi) Other

 File # 82-4868

MD&A cont'd

Critical Accounting Estimates

The Company has the following critical assumptions inherent in the recording of transactions:

(a) Dental Director Fees

As defined by the FMA (Facilities Management Agreement), the fees are determined by calculating 1% of net dental revenue (gross revenue less adjustments, refunds and NSF write downs) From July 1 to September 30, 2004, dental director fees were accrued but not paid in the first quarter 2005.

Changes in Accounting Policies including Initial Adoption

There were no significant changes in accounting policy adopted by the Company during the first quarter 2005.

Financial Instruments and Other Instruments

The were no changes to the Corporation's financial instruments compared to the 2004 annual management discussion and analysis.

Other

This MD&A contains forward-looking information and readers are cautioned that actual results may differ materially from this information due to factors within and without the Company's control.

This MD&A and Results of Operations should be read in conjunction with the consolidated financial statements and notes for the first quarter ended September 30, 2004, as well as the annual MD&A and consolidated financial statements and notes for the fiscal year end June 30, 2004.

Additional information about International Health Partners Inc. can be found on SEDAR at www.sedar.com. Further, readers are encouraged to visit the Corporation's web site at www.ihp.ca

File No. 82- 4868


INTERNATIONAL
HEALTH
PARTNERS

INTERNATIONAL
HEALTH
PARTNERS
INC.

Interim Consolidated Financial Statements

2005 Second Quarter

For the period ended
December 31, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

February 23, 2005

#82-4868

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31, 2004	June 30, 2004
ASSETS		
Current assets		
Cash held in trust	$ 127,232	$ 126,023
Short-term investments	129,837	653,326
Accounts receivable	292,125	602,971
Prepaid expenses and deposits	132,309	155,110
	681,503	1,537,430
Capital assets	1,085,533	1,192,876
Intangible assets	36,894	39,042
Deferred charges	23,111	25,449
Future tax *(Please refer to Note 17 in the 2004 Annual Report)*	105,693	105,693
Goodwill	330,214	330,214
	$ 2,262,948	$ 3,230,704
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	$ 91,757	$ 66,342
Accounts payable and accrued liabilities *(Note 2)*	761,162	894,790
Other accounts payable	127,232	126,023
Deferred revenue	0	254,795
Current portion of long-term debt	52,252	69,179
Current portion of capital lease obligations	149,824	184,802
	1,182,227	1,595,931
Long-term debt	889,660	906,828
Capital lease obligations	626,321	672,396
	2,698,208	3,175,155
Shareholders' equity:		
Share capital *(Note 3)*	2,815,541	2,818,395
Contributed Surplus	207,524	207,524
Deficit	(3,458,325)	(2,970,370)
	(435,260)	55,549
	$ 2,262,948	$ 3,230,704

Approved by the Board:

"Signed"
David B. McQuaig
Director

Approved by the Board:

"Signed"
Kevin Blanchette
Director

See accompanying notes to financial statements.

82-4868

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three months ended December 31, 2004	Three months ended December 31, 2003	Six Months ended December 31, 2004	Six Months ended December 31, 2003
Revenue				
Dental facilities revenue	$ 938,306	$ 1,415,203	$ 2,363,215	$ 2,371,727
Medical facilities revenue	471,866	716,645	885,372	1,157,246
Management fees	-	56,312	-	80,697
	1,410,172	2,188,160	3,248,587	3,609,670
Expenses				
Dental, medical and lab fees	638,428	959,603	1,500,322	1,658,436
	771,744	1,228,557	1,748,265	1,951,233
Other (income) and expenses				
Operating expenses	692,868	901,343	1,547,554	1,478,622
General and administrative	261,618	212,321	498,651	390,349
Amortization	57,809	61,650	115,557	116,441
Interest on long-term obligations	39,663	20,295	79,009	42,536
Other income	(1,836)	(743)	(4,170)	(2,306)
	1,015,122	1,194,866	2,336,600	2,025,642
Net income (loss)	(243,378)	33,691	(488,335)	(74,409)
Deficit, Beginning of the period	$(3,215,327)	$(1,406,320)	$(2,970,370)	$(1,298,221)
Deficit, End of the period	$(3,458,705)	$(1,372,630)	$(3,458,705)	$(1,372,630)
Loss per share – basic	$ (0.02)	$ 0.00	$ (0.03)	$ (0.01)
Loss per share – fully diluted	$ (0.01)	$ 0.00	$ (0.03)	$ (0.01)

See accompanying notes to financial statements.

#82-4868

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months ended December 31, 2004	Three Months ended December 31, 2003	Six Months ended December 31, 2004	Six Months ended December 31, 2003
Cash flows from (used in) operating activities:				
Net income (loss)	$ (243,378)	$ 33,690	$ (488,335)	$ (74,409)
Items not involving cash:				
Amortization	57,809	61,650	115,557	116,441
Cancellation of shares issued for services	-	-	-	(6,000)
	(185,569)	95,340	(372,778)	36,032
Net change in non-cash working capital relating to operating balances	(3,458)	(17,201)	(53,566)	(94,564)
	(189,027)	78,139	(426,344)	(58,532)
Cash flows from (used in) financing activities:				
Issuance of common shares (net of share issue costs)	(2,001)	91,765	(2,854)	91,765
Proceeds from convertible debenture (net of repayments)	-	(60,000)	-	(60,000)
Payment of Deferred charges	1,169	2,337	2,338	(16,753)
Proceeds of Capital Lease	-	14,866	-	(45,375)
Payment of capital lease obligations	(40,768)	-	(81,052)	-
Proceeds from Long Term Debt (net of repayments)	(17,169)	(16,121)	(34,096)	69,412
	(58,769)	32,847	(115,664)	39,049
Cash flows from (used in) investing activities:				
Purchase of capital assets	554	(97,995)	(5,686)	(177,680)
Purchase of intangible assets	-	-	-	(5,069)
	554	(97,995)	(5,686)	(182,749)
Increase (decrease) in cash and cash equivalents	(247,243)	12,991	(547,695)	(202,232)
Cash, Beginning of period	412,555	7,304	713,007	222,527
Cash and cash equivalents, End of Period	**$ 165,312**	**$ 20,296**	**$ 165,312**	**$ 20,296**
Cash and cash equivalents consist of:				
Cash (bank indebtedness)	$ (91,757)	$ (220,825)	$ (91,757)	$ (220,825)
Cash held in trust	127,232	241,121	127,232	241,121
Short-term investments	129,837	-	129,837	-
	$ 165,312	**$ 20,296**	**$ 165,312**	**$ 20,296**

See accompanying notes to financial statements.

82-4868

4. SUBSEQUENT EVENTS

(a) Board of Directors

Board member, Mr. Randy Dawson, resigned from his position on the Board on November 25, 2004 and, Messrs. Steven Walton and Robert Syverson, resigned from their positions on the Board on December 14, 2004. Mr. Kevin Blanchette joined the Board on December 9, 2004.

(b) Management

(i) President and CEO

Mr. Kevin Blanchette was appointed President and CEO on February 2, 2005 replacing Mr. David McQuaig, who was appointed the role of Managing Partner.

(ii) Chief Financial Officer

Mr. Brian Lamb has resigned as CFO on December 7, 2004, however, has agreed to stay on with the Company on a consulting basis until a new CFO is recruited.

(c) Stock Options

On January 24, 2005, the Company granted 545,000 stock options to its Directors, Officers, Employees and a Consultant. These options have a five-year term and an exercise price of $0.05.

(d) Additional Lease Financing

In August of 2004, the Corporation purchased dental equipment for the BrightSmile Dental Centre Airdrie. Starting on January 1, 2005, the Capital lease principal of $109,451.52 is repayable in monthly installments of $2,017.59, including interest, at 9.76%, due September 1, 2011. This equipment is being utilized in other IHP facilities.

#82-4868


INTERNATIONAL
HEALTH
PARTNERS
INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
February 23, 2005

The following management discussion and analysis contains information concerning the Company's vision, business strategies, capabilities, comparative financial results and overview of Management's outlook for the Company and the industry as at February 23, 2005. The message to shareholders, operations review and financial statements, together with the accompanying notes of disclosures, also contain valuable information that supplements this discussion. This report should be read in conjunction with the management discussion and analysis dated November 29, 2004 and the Company's 2004 annual report and financial statements.

OVERALL PERFORMANCE

The second quarter of fiscal 2005 saw the closure of the BrightSmile Dental Centre Airdrie in order to stem continued financial losses from the practice while management negotiated a commitment by Dr. Rajpal to acquire the Airdrie clinic. There is an "agreement in principle" for Dr. Rajpal to reacquire the clinic and management is working diligently towards securing a final settlement agreement on this issue.

The ongoing negotiation of the settlement has resulted in extraordinary legal costs. The Company's other clinics inconsistent profitability and increased head office expenses that were incurred as a result of the Airdrie acquisition has resulted in a 2005 second quarter loss for the Company.

During the 2005 First Quarter Report, management identified options for moving forward. The Company, management and directors continue to consider the following options:

1. Continued emphasis on operating efficiencies and maximizing clinic revenues as a practice management entity;
2. Combination with another entity;
3. Sale or partial sale of dental clinics;
4. Other.

Management is currently exploring opportunities to reduce General and Administrative expenses while maximizing revenue from Clinic operations.

#82-4868

MD&A cont'd

RESULTS OF OPERATIONS

During the latter part of the second quarter 2005, the Company implemented a plan to reduce head office and marketing expenses. In addition, there was a renewed focus on the operations of the Company's two (2) medical clinics and five (5) dental clinics.

The Company experienced immediate results in the dental and medical operations during the month of November, achieving increased revenues and lowering operating expenses. The month of December is traditionally a slower month within the industry and this was reflected in clinic operations and revenues.

The gains in rationalizing head office expenses and efforts to maximize billable services for all clinics, while minimizing operating expenses, will continue to be a focus of management. As stated previously, the Company will also be considering the various options available to remain viable.

SUMMARY OF QUARTERLY RESULTS

The following is selected financial information from previously published company financial statements for each of the most recent eight quarters. This information should be read in conjunction with the audited financial statements for the years ended June 30, 2004 and the financial statements and accompanying notes of each of those quarters.

Fiscal Year	2005		2004				2003	
Quarter	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ended	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003
Gross Revenue	1,410,172	1,838,415	3,006,842	1,349,727	2,188,160	1,421,510	1,511,268	1,460,361
Net Income (Loss) After Tax	(243,378)	(244,957)	(1,316,292)	(251,654)	3,390	(108,099)	1,931	15,394
EPS – Basic	(0.02)	(0.02)	(0.10)	(0.002)	0.00	(0.01)	(0.00)	0.00
EPS - Diluted	(0.01)	(0.02)	(0.10)	(0.001)	0.00	(0.01)	(0.00)	0.00

LIQUIDITY

The Company, as of December 31, 2004, is in a working capital deficiency position. The Company's ability to meet its obligations and maintain its operations in the normal course of business is contingent upon a number of factors. These include the following:

(i) The settlement of the BrightSmile Airdrie operations.
(ii) Maintaining ongoing profitable clinic operations.
(iii) Maintaining existing bank financing arrangements.
(iv) Reducing and controlling costs.
(v) Undertaking and implementing other options identified in the Overall Performance section of this analysis.

The Company has to date incurred losses, which could create uncertainty as to the ability of the Company to continue as a going concern. To address this issue, management will be reviewing opportunities to further reduce General and Administrative expenses and maximize Clinic returns, as well as raise additional capital, if required.

#82468

MD&A cont'd

PROPOSED TRANSACTIONS

On November 30, 2004, the Company announced that negotiations with Dr. Rajpal to acquire the BrightSmile Dental Clinic, reached an agreement in principle. As of the date of this MD&A, this agreement has not been finalized or completely consummated. There are, however, aspects of the agreement, which the parties have agreed to and have been implemented between them. As a result, it is the opinion of management that a recovery of previously written down assets will likely result once the agreement is executed.

Given that not all components of the agreement are known with certainty at this time, an accurate estimate is difficult. Therefore, with the information available at this time, the recovery could be between $200,000 - $300,000. If the agreement is not consummated, the recovery may not be realized until further remedies are pursued by the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Dental Director Fees

The Company changed its accounting policy relating to Dental Director Fees. In the 2005 First Quarter ended September 30, 2004, Dental Director Fees were accrued but not paid. These amounted to $16,230.24. Due to ongoing negotiations with the Dental Director, these fees were reversed in October 2004.

This reversal reduced operating expenses and supplier payables.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

There were no changes to the Corporation's financial instruments compared to the 2004 annual management discussion and analysis.

OTHER

This MD&A contains forward-looking information and readers are cautioned that actual results may differ materially from this information due to factors within and without the Company's control.

This MD&A and Results of Operations should be read in conjunction with the consolidated financial statements and notes for the second quarter ended December 31, 2004, as well as the annual MD&A and consolidated financial statements and notes for the fiscal year end June 30, 2004.

Additional information about International Health Partners Inc. can be found on SEDAR at www.sedar.com. Further, readers are encouraged to visit the Corporation's web site at www.ihp.ca

FILE NO. 82-4868


INTERNATIONAL
HEALTH
PARTNERS

INTERNATIONAL
HEALTH
PARTNERS
INC.

2005 Third Quarter

Interim Consolidated Financial Statements

For the period ended
March 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

May 23, 2005

INTERNATIONAL HEALTH PARTNERS INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2005	June 30, 2004
ASSETS		
Current assets		
Cash held in trust	$ -	$ 126,023
Short-term investments	15,040	653,326
Accounts receivable	199,532	602,971
Prepaid expenses and deposits	107,389	155,110
	321,960	1,537,430
Capital assets	1,080,204	1,192,876
Intangible assets	22,992	39,042
Deferred charges	21,943	25,449
Future tax	105,693	105,693
Goodwill	330,214	330,214
	$ 1,883,006	$ 3,230,704
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	$ 72,226	$ 66,342
Accounts payable and accrued liabilities	761,338	894,790
Other accounts payable	-	126,023
Deferred revenue	-	254,795
Current portion of long-term debt	52,252	69,179
Current portion of capital lease obligations	149,824	184,802
	1,035,640	1,595,931
Long-term debt	893,880	906,828
Capital lease obligations	694,337	672,396
	2,623,857	3,175,155
Shareholders' equity:		
Share capital	2,811,241	2,818,395
Contributed Surplus	207,524	207,524
Deficit	(3,759,616)	(2,970,370)
	(740,851)	55,549
	$ 1,883,006	$ 3,230,704

Approved by the Board:

"Signed"
David B. McQuaig
Director

Approved by the Board:

"Signed"
Kevin Blanchette
Director

See accompanying notes to financial statements.

INTERNATIONAL HEALTH PARTNERS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three months ended March 31, 2005	Three months ended March 31, 2004	Nine Months ended March 31, 2005	Nine Months ended March 31, 2004
Revenue				
Dental facilities revenue	$ 902,965	$ 1,349,727	$ 3,266,180	$ 3,721,453
Medical facilities revenue	521,745	715,380	1,407,117	1,872,626
Management fees	-	32,081	-	112,778
	1,424,710	2,097,188	4,673,297	5,706,857
Expenses				
Dental, medical and lab fees	635,297	1,028,176	2,135,619	2,686,612
	789,413	1,069,012	2,537,678	3,020,245
Other (income) and expenses				
Operating expenses	681,595	976,524	2,229,149	2,455,146
General and administrative	143,642	249,089	642,293	639,438
Amortization	63,218	65,865	178,775	182,306
Interest on long-term obligations	24,361	30,939	103,370	73,475
Other income	(178)	(1,751)	(4,348)	(4,057)
	912,638	1,320,666	3,149,239	3,346,308
Net (loss) before discontinued operations	(123,225)	(251,654)	(611,561)	(326,063)
Discontinued Operations *(Note 2)*	178,066	-	178,066	-
Net (loss)	**(301,291)**	**(251,654)**	**(789,626)**	**(326,063)**
Deficit, Beginning of the period	$(3,458,705)	$(1,372,630)	$(2,970,370)	$(1,298,221)
Deficit, End of the period	$(3,759,996)	$(1,624,284)	$(3,759,996)	$(1,624,284)
Loss per share – basic	$ (0.02)	$ (0.02)	$ (0.05)	$ (0.02)
Loss per share – fully diluted	$ (0.02)	$ (0.01)	$ (0.05)	$ (0.02)

See accompanying notes to financial statements.

INTERNATIONAL HEALTH PARTNERS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months ended March 31, 2005	Three Months ended March 31, 2004	Nine Months ended March 31, 2005	Nine Months ended March 31, 2004
Cash flows from (used in) operating activities:				
Net income (loss)	$ (301,291)	$ (251,654)	$ (789,626)	$ (326,063)
Items not involving cash:				
Amortization	63,218	49,267	178,775	165,708
Cancellation of shares issued for services	-	-	-	(6,000)
	(238,073)	(202,387)	(610,851)	(166,355)
Net change in non-cash working capital relating to operating balances	(9,542)	333,084	(63,108)	238,520
	(247,615)	130,697	(673,959)	72,165
Cash flows from (used in) financing activities:				
Issuance of common shares (net of share issue costs)	(4,301)	950,320	(7,154)	1,042,085
Proceeds from convertible debenture (net of repayments)	-	-	-	(60,000)
Payment of Deferred charges	1,169	-	3,506	(16,753)
Proceeds of Capital Lease	-	878,958	-	833,583
Payment of capital lease obligations	68,015	-	(13,037)	-
Proceeds from Long Term Debt (net of repayments)	4,220	18,444	(29,876)	87,856
	69,103	1,847,722	(46,561)	1,886,772
Cash flows from (used in) investing activities:				
Purchase of capital assets	(43,988)	(1,045,752)	(49,674)	(1,224,432)
Purchase of intangible assets	-	-	-	(5,069)
	(43,988)	(1,045,752)	(49,674)	(1,229,501)
Increase (decrease) in cash and cash equivalents	(222,499)	931,667	(770,194)	729,436
Cash, Beginning of period	165,313	20,296	713,007	222,527
Cash and cash equivalents, End of Period	**$ (57,187)**	**$ 951,963**	**$ (57,187)**	**$ 951,963**
Cash and cash equivalents consist of:				
Cash (bank indebtedness)	$ (72,226)	$ (81,888)	$ (72,226)	$ (81,888)
Cash held in trust	-	125,000	-	125,000
Short-term investments	15,040	908,851	15,040	908,851
	$ (57,187)	**$ 951,963**	**$ (57,187)**	**$ 951,963**

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

International Health Partners Inc. (the "Corporation") is incorporated under the Business Corporations Act (Alberta). The Corporation acts as a dental and medical practice management company through which it acquires operating dental and medical assets, employs non-professional personnel and enters into service agreements with dental and medical practitioners.

The financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in compliance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2004, as they do not include all of the disclosure requirements of annual financial statements. The accounting policies and methods of these financial statements are the same as those used in the annual consolidated financial statements.

Management estimates for stock option valuation, current and long-term portion of debt remain unchanged from year-end June 30, 2004 as is consistent with accounting policies of the Company. Adjustments for these items will be incorporated into the year end June 30, 2005 financial statements of the Company.

The Unaudited Financial Statements, as reported by the Company's Management, for the third quarter ended March 31, 2005 and 2004 have been prepared on the basis of Canadian Generally Accepted Accounting Principles applicable to a going concern which assumes that the Corporation will realize its assets and discharge its liabilities in the normal course of business.

The Company, as of March 31, 2005, has a working capital deficit of $713,681, of which $154,517 relates to discontinued operations. The Company's ability to meet its obligations and maintain its operations in the normal course of business is contingent upon a number of factors including improving profitability, maintaining control of reduced overhead and operating costs and the continuing support of current financing arrangements.

2. DISCONTINUED OPERATIONS

BrightSmile Dental Centre Airdrie

The BrightSmile Dental Centre Airdrie is a clinic purchased by the Company in fiscal 2004. As a result of the parties' inability to consummate the business relationship, clinic operations were wound down. Certain assets were relinquished by the Company to the vendor, others were disbursed amongst the Company's other operating units and others were written down or off in the third quarter of fiscal 2005. An agreement to sell the clinic back to the vendor has not been consummated, despite negotiations stretching over the entire current fiscal period of the Company. As a result, the related clinic assets are impaired and the Company has discontinued its operations. The amount of the impairment in the quarter is as follows:

Asset Writedown	Amount
Receivables	$ 76,242.35
Supplies	33,993.10
Capital Assets	67,830.31
Total	$178,065.76

The total loss year-to-date from the BrightSmile Dental Centre Airdrie is as follows:

Net Loss Before Discontinued Operations	$ 53,494.75
Discontinued Operations	178,065.76
Net Loss	$231,560.51

Negative retained earnings to date resulting from the clinic are $1,165,639.26, which include the current quarter loss and discontinued operations write down, cumulative operational losses, and impaired goodwill what was purchased initially and written off previously.

The conclusion to the transaction is expected to occur in the fourth quarter 2005. The Company retains certain assets and liabilities associated with acquiring, financing and equipping the clinic as follows:

	Amounts
Cash	$11,317.41
Current Payables:	
Accounts Payable	87,419.68
Intercompany	163,514.31
Long Term Liabilities:	
Debenture	500,000.00
Lease Obligations	43,318.73
Loan	$382,703.95

This asset and these liabilities, while currently on the financial statements of the Company, are being negotiated as settlement terms with the intended purchaser. The resulting settlement, still incomplete at this time, may result in some or all of them being removed with no further right or obligation to the Company. However, the amounts, if any, being transferred to the intended purchaser have yet to be finalized. Therefore, as settlement remains incomplete, the amounts remain as Company rights and obligations.

The clinic is part of the dental operations of the Company. The decision to dispose of this asset in the above manner resulted from the circumstances surrounding the negotiations to sell the clinic back to the vendor as well as the discontinued physical operations of the clinic from its purchased location.

3. SHARE CAPITAL

Stock Option Expiration

(i) On March 16, 2005, 9,200 stock options expired without being exercised at an exercise price of $0.36.

Stock Option Cancellations

(ii) The following stock options were cancelled without being exercised:

Cancellation Date	# of Options	Exercise Price
February 25, 2005	20,000	$0.36
February 25, 2005	20,500	$0.10
February 25, 2005	4,500	$0.16
February 28, 2005	16,000	$0.10
February 28, 2005	25,800	$0.16
February 28, 2005	37,000	$0.24
March 14, 2005	32,000	$0.10
March 14, 2005	45,000	$0.16
March 14, 2005	74,000	$0.24
TOTAL	274,800	

4. SUBSEQUENT EVENTS

(a) Board of Directors

Resignations

The Company accepted the resignation of Mr. Paul E. Grehan from the Board, effective April 29, 2005.

Appointments

The Company appointed Mr. Steven J. Anderson and Mr. Dimitrios Leonidas to the Board on April 29, 2005.

(b) Stock Options

On April 29, 2005, the Company granted stock options to Mr. Anderson and Mr. Leonidas for a total of 150,000 shares under terms of an Incentive Stock Option Plan approved by shareholders at the Company's Annual and Special meeting of Shareholders on December 9, 2004. The stock options have a term of five years and are exercisable at a price of $0.10.

(c) Private Placement

The Board of Directors has approved, in principle, a private placement. The proceeds of this private placement will be used for an expanded capital budget and for general corporate purposes.

FILE NO. 82-4868


INTERNATIONAL
HEALTH
PARTNERS
INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 23, 2005

The following management discussion and analysis contains information concerning the Company's vision, business strategies, capabilities, comparative financial results and overview of Management's outlook for the Company and the industry as at May 23, 2005. The message to shareholders, operations review and financial statements, together with the accompanying notes of disclosures, also contain valuable information that supplements this discussion. This report should be read in conjunction with the current year quarterly management discussions and analyses and the Company's 2004 Annual Report and Financial Statements.

OVERALL PERFORMANCE

The existing "agreement in principle" for Dr. Rajpal to reacquire the Airdrie clinic has not proceeded to a final settlement agreement. In light of the protracted negotiations associated with this issue and a lack of assurance that a settlement can be guaranteed, the Company has taken the position that the Airdrie clinic assets be written down.

Excluding the final write down of the Airdrie clinic, the third quarter of fiscal 2005 saw an important improvement in financial results, as compared to the previous four quarters. The Company has been very focused on reducing expenses and growing revenues.

During the first two quarters of 2005, management reviewed options that were available to the Company, including:

1. Continued emphasis on operating efficiencies and maximizing clinic revenues as a practice management entity;
2. Combination with another entity;
3. Sale or partial sale of dental clinics.

The Company, management and directors are committed to a continued emphasis on operating efficiencies and maximizing clinic revenues as a practice management entity.

The Company experienced an operating loss of $123,225 ($301,291 including the discontinued operations write down of the Airdrie clinic) during the quarter. This is a reduction of quarterly losses by 50% over quarters one and two. Though a significant improvement over both first and second quarter results, the Company must continue to improve financial results in a consistent fashion.

The strengths of a practice management company include:

1. Multiple locations utilizing the same branding, creating a consistent message for the consumer;
2. Operational efficiencies;
3. Ability to develop preferred supplier relationships;
4. Cost-effective marketing.

The BrightSmile Dental Centre model has the ability to utilize all of the strengths noted in order to achieve a strategic competitive advantage in the marketplace. To date, the Company has not placed a sustained focus on the opportunities that are available to differentiate the Company's dental operations within the marketplace.

RESULTS OF OPERATIONS

The Company reduced general and administrative costs by $118,000 as compared to second quarter results. Overall revenues grew by 1% during the current quarter, with the medical division achieving an increase of 11.5% in revenues over the second quarter. Management continues to review clinic and administrative operations to ensure maximum efficiency. Efforts to rationalize expenses and implement operational efficiencies have met with positive results.

NEXT STEPS

In the preceding analysis of the Company's overall performance, the competitive advantage of a practice management entity was discussed. The key for the Company going forward will be to effectively manage the strengths of the practice management model.

The Company has established an efficient model within the two medical clinics that it operates. Revenues in the medical division are very consistent and division management has implemented operational efficiencies that have resulted in optimum patient scheduling. This is a model that the Company can replicate as it continues to examine the opportunities in the delivery of primary medical services.

The Company's greatest opportunity to achieve financial stability rests in its ability to optimize the operations of its dental division. To date, the focus has been on rationalizing expenses at the corporate and clinic level and this has met with positive results. Recognizing a need for a continued focus on managing expenses, the Company will also implement a program that will effectively and consistently differentiate BrightSmile Dental Centres in the marketplace. This will include:

- Continuation of existing patient insurance billing option. This option allows the patient a recognized benefit in managing their dental needs. The Company will be implementing a stringent acceptance program that will assist in minimizing dated receivables, reducing the collection cycle and minimizing bad debt;

PROPOSED TRANSACTIONS

On November 30, 2004, the Company announced that negotiations with Dr. Rajpal to acquire the BrightSmile Dental Clinic, reached an agreement in principle. As of the date of this MD&A, this agreement has not been finalized. Due to the length and continuation of negotiations and unlikely imminent conclusion to the transaction, the related clinic asset is impaired.

As a result, the Company, under general accepted accounting principles, is required to write down the remaining assets of the clinic, which are recorded under Discontinued Operations in the financial statements. The asset impairment is disclosed in the statements under the same heading and amounts to $178,066. As an agreement has not been consummated, any recovery, or potentially no recoveries, may be realized until the Company pursues further remedies.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Dental Director Fees

The Company changed its accounting policy relating to Dental Director Fees. In the 2005 First Quarter ended September 30, 2004, Dental Director Fees were accrued but not paid. These amounted to $16,230.24. Due to ongoing negotiations with the Dental Director, these fees were reversed in October 2004.

This reversal reduced operating expenses and supplier payables.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

(a) Trade Payables - Brightsmile Dental Centre Airdrie

Payables only and specifically related to the Brightsmile Dental Centre Airdrie are being held payment by the Company. This is due to the circumstances around the proposed settlement between the Company and purchaser. As part of that proposed settlement, both the payables and receivables of the clinic were to be assumed by the purchaser of the clinic in exchange for consideration. As the receivables have been assumed by the proposed purchaser, the Company has written these off as a result of its discontinued operations. The payables of this clinic, which were to be assumed, as of yet have not been, and as such the Company has decided to hold payment on these trade payables waiting settlement of Airdrie clinic disposition.

(b) Debenture - Brightsmile Dental Centre Airdrie

As a result of the initial acquisition of the Brightsmile Dental Centre Airdrie, the Company entered into a debenture with a non-arms length party of the vendor for $500,000, payable in interest only at 12% paid on a monthly basis for the first two years and payments of $11,122.22 for five years.

During the quarter the interest was changed to 12% on $193,842.79, paid on a monthly basis, of which the Company paid the debenture holder. The reduced amount is based on proposed settlement amounts as tentatively agreed to between the Company and the acquirer. However, as discussed elsewhere, this transaction has yet to be legally executed and fully consummated. However, due to circumstances surrounding the disposition, it is management's position to adjust the debenture interest amounts and payments.

OTHER

This MD&A contains forward-looking information and readers are cautioned that actual results may differ materially from this information due to factors within and without the Company's control.

This MD&A and Results of Operations should be read in conjunction with the consolidated financial statements and notes for the third quarter ended March 31, 2005, as well as the annual MD&A and consolidated financial statements and notes for the fiscal year end June 30, 2004.

Additional information about International Health Partners Inc. can be found on SEDAR at www.sedar.com. Further, readers are encouraged to visit the Corporation's web site at www.ihp.ca


INTERNATIONAL HEALTH PARTNERS
INTERNATIONAL
HEALTH
PARTNERS INC.

NOTICE OF CHANGE OF AUDITOR

This notice is made pursuant to National Instrument 51-102 – Continuous Disclosure Obligation.

BDO Dunwoody LLP, Chartered Accountants, were appointed as auditors of International Health Partners Inc. (the "Corporation") on June 6, 2005. Buchanan Barry LLP, Chartered Accountants, resigned as auditors of the Corporation effective May 31, 2005.

We confirm that:

(i) the Company's Audit Committee and Board of Directors have reviewed, considered and approved the proposed appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Company in place of Buchanan Barry LLP, Chartered Accountants.

(ii) There have been no reservations contained in Buchanan Barry LLP's reports on the financial statements of the Company for the fiscal years ended June 30, 2004 and June 30, 2003 or for any period subsequent to the most recently completed fiscal year for which an audit report was issued.

(iii) There have been, in the opinion of the Corporation, no reportable events as defined in National Instrument 51-102.

The Board of Directors and the Audit Committee of the Corporation have reviewed and approved the Reporting Package as defined in National Instrument 51-102.

DATED at Calgary, Alberta, this 6th day of June, 2005.

INTERNATIONAL HEALTH PARTNERS INC.

"Signed"

Kevin Blanchette
President & CEO

c:\IHPCorporate\Auditors\Notice Change

#1010, 1520 - 4th Street SW, Calgary, Alberta, Canada T2R 1H5 Tel: (403) 264-7664 Fax: (403) 264-7640 Website: www.ihp.ca

File No. 82-4868



BUCHANAN BARRY LLP
CHARTERED ACCOUNTANTS

June 15, 2005

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, British Columbia V6Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 1L2

Ontario Securities Commission
19th Floor, 20 Queen Street, West
Toronto, Ontario M5H 3S8

BDO Dunwoody LLP
1900, 801 – 6 Avenue SW
Calgary, AB T2P 3W2S

International Health Partner Inc.
1010, 1520 – 4 Street SW
Calgary, Alberta T2R 1H5

Dear Sirs:

International Health Partners Inc

As required by National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditor dated June 6, 2005 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

"The Company has changed its auditors from Buchanan Barry LLP, Chartered Accountants, of Suite 800, 840 6th Avenue SW, Calgary, Alberta to BDO Dunwoody, of 1900, 801 – 6 Avenue SW, Calgary Alberta. The former auditors have resigned effective May 31, 2005.

The resignation of Buchanan Barry LLP, Chartered Accountants and the appointment of BDO Dunwoody LLP, as successor auditors has been approved by the Company's Board of Directors."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from BDO Dunwoody LLP will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly,

Buchanan Barry LLP, Chartered Accountants

Buchanan Barry LLP